                                                 Exhibit 4.5
DESCRIPTION OF the Registrant’s Securities Registered Pursuant to Section 12 of the Securities Exchange Act of 1934

Our common stock, par value $0.001 per share, is registered under Section 12 of the Securities Exchange Act of 1934, as amended, and listed on the Nasdaq Global Select Market under the symbol “LPSN”.

The following is a description of our capital stock and the material provisions of our amended and restated certificate of incorporation, as amended, and amended and restated bylaws. The following is only a summary and is qualified by applicable law and by the provisions of our amended and restated certificate of incorporation, as amended, and our amended and restated bylaws.

GENERAL

Our authorized capital stock consists of 200,000,000 shares of common stock, par value $0.001 per share, and 5,000,000 shares of preferred stock, par value $0.001 per share.

COMMON STOCK

As of February 26, 2021, there were [67,784,058] shares of our common stock outstanding held of record by [120] stockholders, without giving effect to the conversion, if any, of our Convertible Senior Notes due 2024 and our Convertible Senior Notes due 2026.

Voting Rights. Holders of common stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders and do not have cumulative voting rights. Accordingly, holders of a majority of the shares of common stock entitled to vote in any election of directors may elect all of the directors standing for election.

Dividend Rights. Holders of common stock are entitled to receive ratably those dividends, if any, as may be declared by our board of directors out of funds legally available therefor, subject to any preferential dividend rights of any outstanding preferred stock.

Right to Receive Liquidation Distributions. Upon our liquidation, dissolution or winding up, our common stockholders are entitled to receive ratably our net assets available, if any, after the payment of all debts and other liabilities and subject to the prior rights of any outstanding preferred stock.

Assessability. The outstanding shares of our common stock are fully paid and nonassessable.

Other Rights. Holders of our common stock have no preemptive, subscription, redemption or conversion rights. The rights, preferences and privileges of holders of common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock which we may designate and issue in the future.

PREFERRED STOCK

There are no shares of preferred stock outstanding. Our board of directors is authorized, without further stockholder approval, to issue from time to time up to an aggregate of 5,000,000 shares of preferred stock in one or more series and to fix or alter the designations, preferences, rights and any qualifications, limitations or restrictions of the shares of each series thereof, including the dividend rights, dividend rates, conversion rights, voting rights, terms of redemption, including sinking fund provisions, redemption price or prices, liquidation preferences and the number of shares constituting any series or designation of series. The issuance of preferred stock could decrease the amount of earnings and assets available for distribution to holders of common stock or adversely affect the rights and powers, including voting rights, of the holders of common stock. Such issuance could also have the effect of delaying, deferring or preventing a change in control of our company.

OPTIONS

                                                 Exhibit 4.5
We have 4,568,770 shares of our common stock reserved for issuance, upon exercise of stock options, under our 2000 Stock Incentive Plan, 2018 Inducement Plan and 2019 Stock Incentive Plan. As of February 26, 2021, there were outstanding options to purchase a total of 4,330,686 shares of common stock, of which options to purchase approximately 2,279,951 are currently exercisable.

LIMITATIONS ON LIABILITY

Our amended and restated certificate of incorporation, as amended, limits or eliminates the liability of our directors to us or our stockholders for monetary damage to the fullest extent permitted by the Delaware General Corporation Law. As permitted by the Delaware General Corporation Law, our amended and restated certificate of incorporation, as amended, provides that our directors shall not be personally liable to us or our stockholders for monetary damages for a breach of fiduciary duty as a director, except for liability:

•for any breach of such person’s duty of loyalty to us or our stockholders;
•for acts or omissions not in good faith or involving intentional misconduct or a knowing violation of law;
•for payment of dividends or approval of stock repurchases or redemptions that are prohibited by Section 174 of the Delaware General Corporation Law; and
•for any transaction resulting in receipt by such person of an improper personal benefit.

Our amended and restated certificate of incorporation, as amended, also contains provisions indemnifying our directors and officers to the fullest extent permitted by the Delaware General Corporation Law. We currently have directors’ and officers’ liability insurance to provide our directors and officers with insurance coverage for losses arising from claims based on breaches of duty, negligence, errors and other wrongful acts.
We have also entered into agreements to indemnify our directors and executive officers, in addition to the indemnification provided for in our amended and restated certificate of incorporation, as amended. We believe that these agreements are necessary to attract and retain qualified directors and executive officers.

ANTI-TAKEOVER EFFECTS OF PROVISIONS OF DELAWARE LAW AND OUR CERTIFICATE OF INCORPORATION AND BYLAWS

We are subject to the provisions of Section 203 of the Delaware General Corporation Law. Subject to some exceptions, Section 203 prohibits a publicly-held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder, unless:

•prior to such date, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;
•upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding certain shares); or
•on or subsequent to such date, the business combination is approved by the board of directors of the corporation and authorized at an annual or special meeting of stockholders by the affirmative vote of a least 66.67% of the outstanding voting stock that is not owned by the interested stockholder.

A “business combination” includes mergers, asset sales and other transactions resulting in a financial benefit to the interested stockholder. Except as otherwise specified in Section 203 of the Delaware General Corporation Law, an interested stockholder is defined to include (x) any person that owns (or, within the prior three years, did own) 15% or more of the outstanding voting stock of the corporation, or is an affiliate or associate of the corporation and was the owner of 15% or more of the outstanding voting stock of the corporation at any time within three years immediately prior to the date of determination and (y) the affiliates and associates of any such person. This statute could prohibit or delay the accomplishment of mergers or other takeover or change in control attempts with respect to us and, accordingly, may discourage attempts to acquire us.

                                                 Exhibit 4.5
In addition, various provisions of our amended and restated certificate of incorporation, as amended, and our amended and restated bylaws, which provisions are summarized in the following paragraphs, may be deemed to have an anti-takeover effect and may delay, defer or prevent a tender offer or takeover attempt that a stockholder might consider in its best interest, including those attempts that might result in a premium over the market price for the shares held by stockholders.

Staggered Board. Our amended and restated certificate of incorporation, as amended, provides for division of our board into three classes, with each class as nearly equal in number as possible. Each class must serve a three-year term. The terms of each class are staggered so that each term ends in a different year in the three-year period.

Board of Director Vacancies. Our amended and restated certificate of incorporation, as amended, authorizes our board of directors to fill vacant directorships or increase the size of the board of directors. This may deter a stockholder from removing incumbent directors and simultaneously gaining control of our board of directors by filling the vacancies created by this removal with its own nominees.

Stockholder Action; Special Meeting of Stockholders. Our amended and restated certificate of incorporation, as amended, provides that stockholders may not take action by written consent, but only at duly called annual or special meetings of stockholders. Our amended and restated bylaws further provide that special meetings of our stockholders may be called only by the chairman of the board of directors, our president or at the request of two-thirds of the board of directors.

Advance Notice Requirements for Stockholder Proposals and Directors’ Nominations. Our amended and restated bylaws provide that stockholders seeking to bring business before an annual meeting of stockholders, or to nominate candidates for election as directors at an annual meeting of stockholders, must provide us timely notice thereof in writing. To be timely, a stockholder’s notice must be delivered to or mailed and received at our principal executive offices, not less than 90 days nor more than 120 days prior to the first anniversary of the date of the preceding year’s annual meeting provided with respect to the previous year’s annual meeting of stockholders; provided, however, that if no annual meeting of stockholders was held in the previous year or the date of the annual meeting of stockholders has been changed to be more than 30 calendar days earlier than or 70 calendar days after this anniversary, notice by the stockholder, to be timely, must be so received not more than 120 days prior to the annual meeting of stockholders nor later than the later of:

•90 days prior to the annual meeting of stockholders; and
•the close of business on the 10th day following the date on which notice of the date of the meeting is made public.

Our amended and restated bylaws also specify certain requirements as to the form and content of a stockholders’ notice. These provisions may preclude stockholders from bringing matters before an annual meeting of stockholders or from making nominations for directors at an annual meeting of stockholders.

Authorized But Unissued Shares. The authorized but unissued shares of our common stock and preferred stock are available for future issuance without stockholder approval, subject to various limitations imposed by the Nasdaq Global Select Market. These additional shares may be utilized for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. The existence of authorized but unissued shares of common stock and preferred stock could make more difficult or discourage an attempt to obtain control of us by means of a proxy context, tender offer, merger or otherwise.

Our amended and restated certificate of incorporation, as amended, requires the affirmative vote of not less than 66.67% of the outstanding shares of our capital stock entitled to vote generally in the election of directors (considered for this purpose as a single class) cast at a meeting of our stockholders called for that purpose, to repeal, alter, amend or rescind the provisions in our amended and restated certificate of incorporation, as amended, relating to:

•directors;

                                                 Exhibit 4.5
•stockholder meetings;
•limitations on director liability;
•indemnification;
•amendment of our bylaws; or
•business combinations.

Our amended and restated certificate of incorporation, as amended, requires the affirmative vote as specified in the Delaware General Corporation Law to amend any other provision of our amended and restated certificate of incorporation, as amended,.

To repeal, alter, amend or rescind our amended and restated certificate of incorporation, as amended, and our amended and restated bylaws require the affirmative vote of not less than 66.67% of the outstanding shares of our capital stock entitled to vote generally in the election of directors (considered for this purpose as a single class) cast at a meeting of our stockholders called for that purpose, or the affirmative vote of at least 66.67% of our board of directors. This provision may have the effect of making it difficult for a third party to acquire us.